# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 36Kr Holdings Inc., CIK 0001779476
CUSIP: 88429K103*
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Building B6, Universal Business Park, No. 10 Jiuxianqiao Rd, Chaoyang District, Beijing, China (F4), 100105
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001803110

## Reporting persons
- Tembusu Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 7,595,000; shared voting power 0; sole dispositive power 7,595,000; shared dispositive power 0; aggregate amount beneficially owned 7,595,000 (0.8% of the class)
  Comment: This statement on Schedule 13G is filed by Tembusu and Su (each as defined in Item 2(a) of the Original Schedule 13G (as defined below)) (the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Consists of 15,190 ADSs held by Tembusu. Su, the sole member of Tembusu, may exercise voting, investment and dispositive power over these shares.
  
  This percentage is based on a total of 985,386,077 Class A ordinary shares outstanding as of September 30, 2025, as disclosed to the Reporting Persons by the Issuer.
- David Su Tuong Sing: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 7,595,000; shared voting power 0; sole dispositive power 7,595,000; shared dispositive power 0; aggregate amount beneficially owned 7,595,000 (0.8% of the class)
  Comment: The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Consists of 15,190 ADSs held by Tembusu. Su, the sole member of Tembusu, may exercise voting, investment and dispositive power over these shares.
  
  This percentage is based on a total of 985,386,077 Class A ordinary shares outstanding as of September 30, 2025, as disclosed to the Reporting Persons by the Issuer.

## Item 1. Issuer
Name of issuer: 36Kr Holdings Inc.
Address of issuer's principal executive offices: Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, China 100105

## Item 2. Person Filing
Name of person filing: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the "Commission") on December 21, 2019, as amended by Amendment No. 1 as filed with the Commission on February 14, 2023 and Amendment No. 2 as filed with the Commission on November 15, 2025 (collectively, the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: Item 2(b) of the Origininal Schedule 13G is incorporate herein by reference.
Citizenship: Item 2(c) of the Origininal Schedule 13G is incorporate herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tembusu Limited: /s/ David Su Tuong Sing, David Su Tuong Sing, Sole Member (10/27/2025)
- David Su Tuong Sing: /s/ David Su Tuong Sing, David Su Tuong Sing (10/27/2025)